FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending January 09, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




             GlaxoSmithKline plc Non-Executive Directors' details



Further to the announcement dated 22 December 2005, the following details for Dr Ralph Horwitz and Mr Tom de Swaan are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on their appointment to the Board of GlaxoSmithKline plc with effect from 1 January 2006.



Dr Ralph Horwitz - Non-Executive Director



Dr Horwitz has not been a director of a publicly quoted company during the past five years. Neither does he hold or have any notifiable interests in any GlaxoSmithKline plc Ordinary Shares or American Depositary Shares.





Mr Tom de Swaan - Non-Executive Director



The following table shows Mr de Swaan's current and past directorships of publicly quoted companies during the past five years.




Company                                                Country of incorporation


Current directorships
ABN AMRO Bank N.V.                                          Netherlands
ABN AMRO Holding N.V.                                       Netherlands
Saudi Hollandi Bank                                        Saudi Arabia

Past directorships
LeasePlan Corporation N.V.                                  Netherlands



Mr de Swaan does not hold or have any notifiable interests in any GlaxoSmithKline plc Ordinary Shares or American Depositary Shares.





Paragraph 9.6.13 R (2) to (6) Financial Services Authority's Listing Rules



Neither Dr Horwitz nor Mr de Swaan has any details to disclose in respect of paragraph 9.6.13 R (2) to (6) of the Financial Services Authority's Listing Rules.







S M Bicknell

Company Secretary

9 January 2006



SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 09, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc